EXHIBIT 99.3

March 11, 2021

CONSENT OF RYAN ULANSKY

United States Securities and Exchange Commission

I, Ryan Ulansky, M.A.Sc., P.Eng., Vice President, Engineering, Wheaton Precious Metals Corp. (the “Company”), hereby consent to being named as having approved the disclosure of the scientific and technical information relating to mineral reserves estimates contained in the news release of the Company dated March 11, 2021 (the “News Release”), which has been incorporated by reference into the Company’s Registration Statement on Form F-10 (File No. 333-230782). I hereby confirm that I have read the News Release and have no reason to believe that there are any misrepresentations in the information contained therein that is within my knowledge as a result of the services performed by me in connection with my approval of the disclosure of the scientific and technical information contained in the News Release.

[Signature Appears on Following Page]

Yours truly,

/s/ Ryan Ulansky
Ryan Ulansky, M.A.Sc., P.Eng.
Vice President, Engineering
Wheaton Precious Metals Corp.

[Signature Page to Consent]